Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

The below transcript to that certain investor presentation (filed with SEC pursuant to Rule 425 on May 6, 2021) has been made available as of May 7, 2021, by the Company and Holley Intermediate Holdings, Inc. in connection with their proposed business combination.

OPERATOR:	Good afternoon and thank you for joining Holley’s analyst event. Today we are joined by Tom Tomlinson, Chief Executive Officer of Holley, Dominic Bardos, Chief Financial Officer of Holley, Sean Crawford, Chief Marketing Officer of Holley, Matt Rubel, Executive Chairman and Chief Executive Officer of Empower and Graham Clempson, President of Empower. After the presentation, the team will host a Q&A session. 15 minutes prior to the beginning of the Q&A session, you will receive a reminder pop up alert with the dial-in information and instructions on how to ask a question. I would now like to turn it over to Empower’s Matt Rubel. Mr. Rubel you may begin.

Matthew Rubel:	Thank you. Today, I’m excited to present to you the opportunity to invest in Holley, the leading and fastest growing auto aftermarket platform in the performance category, with iconic brands serving a large and diverse community of over 50 million automotive enthusiasts in the U.S. who are passionate about the performance and personalization of their classic and modern cars.

As Chief Executive Officer of Empower, I have the privilege of introducing the Holley and the Empower teams who not only have a real passion for this enthusiast business but are also performance auto enthusiasts themselves. Together, we’d like to share with you why we’re so excited about this company, the sector in which it plays, and the transaction itself.

Tom Tomlinson is President and CEO of Holley and he’s been with the company for 18 years and has 30 years of sector experience. He’s been instrumental in the development and execution of Holley strategic initiatives as CEO for the last 10-plus years. He’s joined by Sean Crawford, who recently joined as CMO, and has 17 years of experience in the industry and leads the company’s important brand building and digital initiatives.

And just recently, we were joined with Dominic Bardos. Dominic is the Chief Financial Officer, who joins us from Tractor Supply, where he was Vice President of Finance. In addition, Dominic has over 30 years of executive leadership in the finance area, being a Chief Executive, (inaudible) Chief Financial Officer as well.

Graham Clempson, who’s the President of Empower, is a Co-Founder of MidOcean Partners and sits on the executive board. Graham has over 35 years of investing and business development experience.

I also sit on the MidOcean executive board as Chairman and have over 35 years of extensive operational and investment experience in various consumer-oriented sectors and in the public company situations.

Before I hand it over to Tom and Sean and Dominic, I’d like to touch a bit more on the actual proposed transaction. Holley hits on all the criteria that we’ve been looking to fulfill an investment that when we set out to create Empower, which I’ll get into in more detail in a moment.

This is a business driven by iconic brands, leading brands, unmatched go-to-market capabilities, and supported by a large and diverse as well as highly engaged underlying base of auto enthusiasts.

At a pro forma enterprise value of $1.7 billion, we think this is a compelling valuation with enormous upside as the company continues to execute on its growth strategies and enter into several whitespace opportunities in what is a $34 billion growing industry.

Along with Empower’s $250 million cash held in trust, we’re also supported by the backing of MidOcean Partners with a $50 million forward purchase and a $240 million pipe as well as participation in equity from ’Sentinel Partners, the controlling shareholder in Holley today.

When Graham and I created Empower along with the backing of MidOcean Partners, we set about to find opportunities where we could bring our team’s collective expertise in large consumer-facing sectors at the forefront of evolving preferences, tastes, and values in the modern consumer.

We said we wanted to find a business that’s the leader in its category with a highly engaged base of loyal consumers, a clear and consistent value proposition and something that’s digitally enabled.

We wanted to find a company with a proven track record, strong and stable core business, attractive financials and with real tangible and stable cash flow, led by a strong management team and with plenty of whitespace for long-term growth.

With this investment in Holley, we are delivering on all these things. Holley hits on all our investment criteria and more. Here, in more details, are some of the key reasons why we are so enthusiastic about this enthusiast brand, Holley.

First, Holley is a clear leader in its sector. It has unmatched scale with nearly $600 million in sales and is a magnitude larger than its nearest competitor. Holley also has the most attractive portfolio of brands.

In all major categories in which Holley participates, Holley’s brands are either number one or number two in market position. Next, innovation is at the core of its growth strategy and Holley has leading capabilities in this area.

In 2020, about 40 percent of sales came from products that were introduced in just the last five years. In addition, digital and direct-to-consumer is also a core competency, and Holley is a DTC powerhouse in this category. In 2020, Holley had $84 million in direct-to-consumer sales and this channel continues to be the fastest growing channel for the company.

One of the most exciting things about the company is that while Holley is a leader in the direct-to-consumer business, it’s still in the early innings of growth and has tremendous upside as it reaches its digital potential.

Holley is also a great platform for M&A and has proven its ability to identify, integrate, and extract top and bottom-line synergies from bolt-on acquisitions. Since 2014, the company has completed nine tuck-in acquisitions, which have generated in excess of $35 million in synergies. Last, Holley has an attractive financial profile with solid growth, best-in-class margins, and excellent free cash flow to support leverage.

Now, I’m going to let you go into the world of Holley and you’ll get a ride with the chief enthusiast officer Tom Tomlinson.

(Video Presentation without dialogue)

Tom Tomlinson:	Thanks, Matt. We love this business and we’re excited to talk to you about it today. Holley is the enthusiast platform. We’re enthusiasts and we built this business for our enthusiast consumers. Everything we do starts with our passionate enthusiasts.

On this slide, we have seven reasons why Holley is such a great investment. There are 50 million automotive enthusiasts in the U.S. and they have very attractive demographics, and we’ll talk later 15 million of those are avid enthusiasts.

We operate in a massive $34 billion market that has been growing for decades. We’ve built a powerhouse of innovation designed to serve our enthusiast consumers and we have iconic brands that our consumers know, love, and trust.

M&A allows us to accelerate our growth by offering more product categories and welcoming more enthusiasts into our fold. Our M&A strategy is methodical and focused, and as a result, we have a robust M&A pipeline.

We engage directly with our consumers where they live, where they shop, and where they play. This focus and passion has driven exceptional growth, great margins, and excellent free cash flow. Our team is highly experienced and we have a long-term track record of driving results.

We have a very clear mission. So, let’s take a look at that on the next slide. Our mission is to bring innovation and inspiration to automotive enthusiasts. Our vision is to be the most compelling platform for automotive enthusiasts, to inspire and support enthusiast transition to cleaner, more sustainable technologies, and to further accelerate the automotive lifestyle.

A dozen years ago, we redefined our customer, and as a result, we’re disrupting the performance aftermarket. Early on, we realized that our customer is the enthusiast consumer who says, “I want to buy your parts to modify my car.”

So we shifted our focus to our enthusiast consumers. Now, this is very different from our competitors. They commonly focus on their B2B relationships and think of their distributors as their customers.

We engage directly with our consumers, where they are, and today, to a great extent, that means online, but we also have numerous other touch points, including direct engagement through our events that focus on our consumers.

We market directly to our consumers and build direct relationships with them. And as a result, our DTC sales are growing rapidly. We serve our consumers by bringing them what they want, innovative new products for the cars and trucks they love.

Focusing on our consumers has revolutionized our business. And today, we’re seven times larger than we were in 2010. Focusing on our consumers also provides us with a clear path for continuous growth.

At a high level, there are three things that drive our growth. Each of these growth drivers focuses on our consumer. Our first growth driver is new product. Innovative new product drives our organic growth.

Our consumers tell us that new product is their number one purchase driver. We leverage what we’ve learned from our consumers to make better product decisions and choose new categories to enter organically. Modification is a continuous journey for our consumers and innovative new product drives a recurring spend.

Our second growth driver is M&A. M&A allows us to accelerate our growth. We evaluate acquisition targets through the lens of our consumer. M&A allows us to quickly gain scale by adding more categories, more automotive platforms, and more enthusiast consumers.

Our third growth driver is direct engagement. Engaging directly with our consumers allows us to know them better and continuously build and evolve our business around what our consumers want.

So, far, we’ve talked about our consumer focus and how that has transformed our business. Not surprisingly, we love our enthusiast consumers. They’re the best consumers a business could ask for.

So, now, we’d like to introduce you to our amazing enthusiast consumers, and this video will provide insight into what it means to be a gearhead.

(Start of Video Presentation)

(Music)

(Bruce Meyer):	My name is (Bruce Meyer), and I’m a car enthusiast because I am. Born that way. It’s that mutant gene that brings you around to loving things with four wheels and that go fast.

Male:	I can remember when I got my first little toy dragster. Man, I was just all about it. I was just always checking it out, man, just how bad it was and how cool.

Female:	16-year-old, a couple of my friends took me out to a professional drift event. I fell in love. I saw the pros do it, and I told myself I want to do that, too. I want to be on the other side of that fence. Yes, I grew up in my dad’s chassis shop. I’ve been doing this my whole life.

Male:	I’ve been building cars since I don’t even remember. I think the first thing I tinkered on was my dad’s Belvedere that we got from my grandmother.

Male:	I was about 21, 22-years-old, and there was a point that I realized. I’m like not only do I get this but I really enjoy it.

Male:	The reason I am like I am is from riding in the passenger seat of this car when I was a small boy for many, many years. This car’s been a lot of fun. It’s got a lot of family heritage behind it.

Female:	Yes. My dad’s actually a car builder. And so, I’ve been around cars since I was a baby.

Male:	You do some wrenching on it?

Female:	Yes. The whole time the car was built I was there, and I did as much as a could, and what I couldn’t do I helped my dad with.

Cleetus McFarland:	I definitely owe my dad for getting me started in cars. I mean, just looking up to him and his cool stuff and his fun driving, doing donuts in a parking lot as a kid. If I wouldn’t be into cars because of him, I don’t know what I’d be doing with my life.

Male:	It felt rowdy.

Male:	That’s a record!

Male:	I’m in my coupe and I just got it tuned up, and this car full of girls pull up aside. And they’re like, hey, cool car. Can we ride with you?

Male:	It’s like when I’m behind this wheel, this song kicks on, it’s like no more Mr. Nice Guy.

Male:	I love being around a group of friends and just going out one weekend and going ripping around the mountain. That’s what I enjoy the most.

Male:	There’s a unified bond in the car community, a connection that car enthusiasts have with each other. It brings people together, people that may not ordinarily be together. It’s a common ground, but it also a building ground for relationships. All of my best friends are because of cars, and without that common ground we wouldn’t have connected so well.

Male:	Nothing like building something with your own hands and being able to drive it. There’s nothing like the creativity that goes with it.

Male:	Obviously the one thing that I’m able to say is that I can fire up a car that I built ever inch of, that I built the engine, I built the transmission, I built the rear end. We did all the body work on the car and did the interior, and all the parts that go together. It’s able to say I made that.

(Bruce Meyer):	I do think about the cars, and it may be a car that I’m working on or a car that I’m about to work on or just a car that I feel very fortunate to be the custodian for.

Female:	It takes all this time, but at the end when you see the car done or when you hear the motor or whatever it was that you’re working on, you’re just like yes.

(Bruce Meyer):	The car hobby is a very welcoming hobby. It welcomes everybody. There’s a place for you there. And believe me, it’s about a lifestyle and their music and how they enjoy life and what they do with their lives.

Male:	Are you kidding me right now? Do it again!

(Bruce Meyer):	The cars just bring us together, but it’s that – it’s that energy and the lifestyle that kind of defines you and brings you a lot of happiness.

Female:	I’ve been doing this my whole life.

(Bruce Meyer):	It’s a lifestyle, and it’s the lifestyle I choose to live.

(End of Video Presentation)

Tom Tomlinson:	Our consumers love their cars and trucks. There are 50 million consumers in the U.S. that see their cars as something more than just a means of transportation. Their car isn’t just a way to get from Point A to Point B. It’s part of their identity, an extension of their personality. Of that 50 million, 15 million are avid automotive enthusiasts.

To give you a frame of reference, there are only 9 million avid golf enthusiasts in the U.S. Cars and trucks are often the single biggest passion in the lives of our consumers. They’re obsessed with the automotive lifestyle.

OK, so enthusiasts love their cars, but you might wonder, what do they actually do to their cars? I really like this image on the next slide. It perfectly sums up our consumer. Our consumers love to modify their cars. And so, I want to draw your attention to the message on this young woman (shared stock) is not an option.

When we say a car is (stocked), it means that it has not been modified. Consumers will remove parts that are in perfectly good working order to replace them with better products. They modify their cars to improve performance. They want to go faster, stop quicker. They also want more capability and better handling.

Our enthusiasts also modify their cars to personalize them, to improve their appearance, and to make their car or truck their own unique creation. Enthusiasts spend a lot of time and money pursuing their vision of that perfect car truck, and that results in a recurring spend. Eighty two percent of enthusiasts budget a continuous spend for modifications, but beyond the dollars, they spend over 520 hours a year of their leisure time working on their cars and trucks.

So, what do consumers do with their modified cars and trucks? The answer to that question is on the next slide. Our consumers use their cars and trucks in a lot of different ways. Some consumers thrive on the creativity and challenges that come with building a car. Other consumers crave the adrenaline rush from going fast or the thrill of competing.

Still others seek adventure or yearn for social interaction and recognition. Community is an extremely important element of car culture. It’s very common for an enthusiast’s circle of friends to be comprised primarily of other car people.

Our events tap into all these hot buttons, and that’s one of the reasons we’ve been so successful using events to make an emotional connection with our consumers. All this passion drives behaviors that are great for our business.

Our consumers are repeat purchasers. Modification is a journey that never ends. Consumers will even remove previously installed modifications to upgrade to the latest and greatest products. This is one of the reasons why innovation in terms of new products is just so important to us.

Our consumers are even more passionate spending 125 percent of what consumers spend in the broader enthusiast market. They come from all walks of life. But importantly, our consumers skew younger, 76 percent are 45 or younger versus 46 percent of the general population. They’re also more affluent, 54 percent earn more than $75,000 a year versus 43 percent for the general population, and 30 percent of our enthusiasts are female.

So, we’ve talked about our consumers, who they are, how they engage how this is a passion and a lifestyle. All these dynamics come together to create the performance automotive aftermarket. It’s a fantastic market that presents us with incredible opportunity for growth.

Before we jump from this divider slide, I want to make a comment about this image. This photo was taken at one of our Holley LS Fest events, and it illustrates the gathering of our community. In fact, many of the images in this presentation were captured at our various events.

So, now, let’s shift gears a little bit and talk about this fun and exciting market that we participate in. Our market is massive at $34 billion, and it’s been growing for decades. The 18-year CAGR is 6.5 percent. And this market even saw our growth during the Great Recession.

Over the last 10 years, our strategy has driven outsized performance. We’ve grown at a CAGR of 22 percent versus 7 percent for the market. This is a broad and diverse market where we’re the undisputed leader in our core segments. We’re expanding into adjacent categories, which is a natural progression for us because those adjacencies are also driven by passionate automotive enthusiasts.

For purposes of this next slide, we’ve combined the market’s product categories into three groups. The first group, core engine and safety products is where we already have scale. We have a number one share position in most of our core product categories. This is a $4 billion group. So, you can see that there’s a lot of room for further growth.

The second group, other engine products, is where we currently have a smaller but growing presence, again, a very large group, and again, lots of room for further growth here as well. The third group, other aftermarket parts, is where we currently have very little presence, and you can see the tremendous opportunity that exists for us to grow in this third group.

Before we move on, I want to draw your attention to the product categories listed below each of the product groups on this slide. Notice how frequently the word electronic appears. Over the past dozen years, we’ve developed incredible expertise in electronic controls.

So, this is very important. Our fastest growing businesses are all driven by our innovation and expertise in electronic controls. Our products are sold under iconic brands that our consumers know, love, and trust. In fact, many of our brands are literally woven into the fabric of car culture in the U.S.

On this slide, you’ll see our top brands lined up against our core product categories. Some representative product images are to the right. We’re number one in electronic fuel injection, electronic tuning, electronic ignition, carburetors and safety, and number two in exhausts.

The popularity of our brands is the result of a multitude of innovative products that are loved by our consumers. As a result of consumer demand for electronic products, we’ve become a technology-driven company.

So, let’s quickly recap. We’ve talked about our enthusiast consumers in the market they’ve created. Next, we’ll talk a little about Holley and how we’ve positioned our business to become the enthusiast’s platform. At the end of the day, it all comes down to innovation.

And innovation is literally where our journey began. A dozen years ago, I took one of our product managers with me to New York to pitch a $1 million annual investment for engineering talent.

At that time, we had just two engineers and we needed to invest to restart our product development engine. We recognized at the time and it still holds true today that new product is the lifeblood of our business. That initial investment bore fruit and we’ve continued to invest over the years, and today we have over 135 engineers, and many of those engineers are avid car enthusiasts themselves.

This photo, by the way, was taken in one of our R&D facilities. It’s one of the places where the innovation magic happens. Innovative new product is a really exciting part of our business. So, let’s talk about that in a little more detail now.

New product drives organic sales growth. This slide provides a little more insight into our product development machine. Our consumers tell us that their number one purchase driver is new product.

So, we spend on average about $17 million a year developing new product. We’ll continue to invest in R&D and expand our talent base as we grow the business. Our new product pipeline is full today, currently $340 million in potential future annual sales.

We closely tracked the vitality of our product portfolio. In 2020, 40 percent of our revenues came from products introduced in the last five years. Across the bottom of the slide, you can see some of the key elements of our innovation playbook.

One of our objectives is to apply our innovation mindset to all the various systems that are relevant to the performance of the automotive platforms that our consumers love. With that in mind, we’ve been thoughtfully expanding our product portfolio.

In 2010, we were primarily a carburetor company. Today, carburetors represent less than 10 percent of our revenues. Since 2010, we’ve added five completely new categories, which are largely technology-driven, thereby nicely diversifying our product portfolio.

What’s really exciting to me about this is that despite the tremendous growth, we have haven’t any – come anywhere close to tapping out our growth potential. A number of years ago, we identified modern and late-model cars as an opportunity for growth.

At that time, we were mostly a classic car company, but we’ve made tremendous progress since then. We’ve grown our sales in the modern and late model category at a CAGR of 34 percent while simultaneously growing our sales in the classic category at a CAGR of 16 percent.

You may recall the two blue Mustangs on the cover of our materials today, one old, one new. We find that it’s very common for enthusiasts to have both versions of whatever car truck platform they’re passionate about. Enthusiastic love their cars, all the new, and personalization is really fueling the desire from young enthusiasts to personalize and update their late model and modern vehicles. On the next slide, we’ll talk about an emerging opportunity that we’re really charged up about.

The automobile industry will soon be releasing a variety of performance-oriented EVs, and we’re actually very excited about the opportunities we see in the EV category because we believe it’ll expand our market.

We see the opportunity falling into two categories. The first is providing a full range of products that allow enthusiasts to modify their OEM electric vehicles. So, this is similar to the programs we have today that support modification of gasoline-powered vehicles.

The second is providing electronic control systems to make electric powertrain conversions easier and more affordable. We’re already seeing increasing consumer interests in converting classic and modern gasoline-powered vehicles to electric power.

With our expertise in electronic controls, we are uniquely positioned to provide consumers with an easy-to-use and cost-effective solution. Our growth to-date has been largely driven by electronic fuel injection conversions and modern powertrain conversions.

Electric powertrain conversions are a natural evolution of what we’re already doing today. In case it’s not immediately obvious, enthusiasts will be very interested in electric conversions because electric motors make instant and prodigious torque makes them very, very fun to drive.

With our recent acquisition of AEM, we’re excited about leveraging our combined expertise in electronic controls to more rapidly develop EV products. We’re one of the only performance aftermarket companies with a scale and expertise to meaningfully attack this opportunity.

So, we have this enthusiast platform with all these great enthusiasts and innovative products. How can we grow faster and serve more enthusiast consumers? And M&A is the answer to that question.

We are the most powerful platform for consolidation in the performance aftermarket. Our team has proven expertise. We’ve successfully completed nine acquisitions since 2014. Integration of more recent acquisitions and is in process, but the businesses we acquired prior to 2020 are all integrated onto one ERP system. So far, we’ve captured $35 million in cost saving synergies, and that number will grow as we integrate the recent acquisitions.

At the bottom of the slide, you can see the four elements of our focus strategy. We focus on targets that allow us to enter new product categories, vehicle platforms and consumer segments, increase our consumer engagement and grow direct sales, expand our share and current categories and consolidate the consolidators.

There are numerous opportunities out there for further transformational growth. Our focused M&A strategy has resulted in a robust pipeline of acquisition targets and has also allowed us to create tremendous value.

And we know how to create value. We integrate the businesses we acquire by leveraging our powerful e-commerce platforms to sell directly to consumers and build relationships with them. We implement our disciplined pricing model. That helps us better understand consumer demand and it also enhances our margins.

We integrate the engineering team so they’re working together to develop exciting new products for our consumers and we migrate all the businesses we acquire to our single ERP system. Acquisitions also provide value beyond cost synergies. They allow us to expand and strengthen our consumer relationships, grow our direct-to-consumer sales, build our talent base, offer more complete systems to our consumers and become more of a one-stop-shop for consumers, helping us keep them in our ecosystem.

Focusing on our consumers is key and it’s allowed us to drive incredible value. Since 2014, we captured $35 million in cost saving synergies, which represents over 50 percent of acquired EBITDA. Integration of recent acquisitions, including AEM will provide further value creation.

Now, let’s move to the next slide and we’ll talk more about our robust pipeline of acquisition targets. We’ve methodically build an M&A pipeline to further accelerate our growth. Our market is highly fragmented and ripe for consolidation. We know what brands we want, we proactively source our own deals, drawing on our deep relationships with business owners and operators as well as bankers and PE firms.

As a result of our scale and market leadership position, we’re also regularly contacted with opportunities and we’re even an aspirational acquirer for founders of great brands. They want to see their life’s work in the hands of good stewards and legacy matters to many of these founder sellers. We equipped 285 businesses through our filter and we’re having ongoing discussions with 20 high-priority targets. We have a very clear line of sight to additional transformational M&A.

Our latest acquisition, AEM, further demonstrates our M&A strategy and action. This really is a quintessential deal for us. The AEM brand is iconic, particularly with enthusiasts of import and other sport compact cars.

The additional engineering capability that they have will allow us to continue driving innovative new product across our entire platform. Currently, AEM doesn’t sell directly to consumers. So, we’re very excited about migrating AEM to our powerful e-commerce platform. And we also love the fact that AEM has already developed and is selling electronic controls for EV conversions. It’s really exciting to think about the new consumers we can add to our tribe by continuing to acquire other great brands out there in the market.

Now, I’ll turn it over to Sean to share how we think about growing the connections we have with our enthusiast consumers.

Sean Crawford:	Thanks, Tom. Here at Holley, we reach and engage our consumers where they participate both online and in-person. So, whether they’re browsing Instagram, Facebook, or YouTube for interesting content or researching their next purchase on Google or automotive forums or just participating in a fun automotive event, we are there.

We have a strong digital focus that is complemented by an industry-leading experiential strategy. We’ve turned Holley.com into our primary hub for consumer communication and continue to add new features and iconic brands that make it an increasingly attractive digital destination for our consumers.

We have tremendous scale with 17.6 million Web sessions in 2020, up 45 percent from prior year and 85 percent up from 2017. Our social media following is nearly 4-1/2 million people with strong engagement, and recently, we launched a new content marketing initiative titled MotorLife within Holley.com. This digital publication has already improved traffic for our Web site and provided crucial search ranking for high priority keywords.

We also continue to grow participation within the My Garage section of Holley.com. This is a cool place for our consumers to come and share their vehicles and modifications right on our Web site.

We are now working on more effective data capture such as identifying which vehicles our consumers own that will enable us to provide a more personalized experience and drive additional sales through vehicle-specific campaigns targeted at their owners. So, if you want a Ford F-150, you’re going to see emails, you’re going to see ads, you’re going to see suggestions from us for your Ford F-150, which is a big opportunity.

Now, let’s dive into our experiential strategy, but first, I’d like to share a short video from one of our exciting events, LS Fest West that’s held each year in Las Vegas.

(Video Presentation without dialogue)

Sean Crawford:	So, what you just saw is a taste of just one of our four events. And if you ever have the opportunity, we’d love to have you out as our guest. We’ve created the most engaging events in the business to put the consumer experience first. Enthusiasts want to get out and enjoy their vehicles with the community, and we’re seen as a leader that brings them all together.

We offer more ways to participate in the best value in the event space. Everything you just saw on this video was from one event, whether it be drag racing, auto cross road racing, off-road drifting car show and more.

Our event growth speaks for itself. Since 2015, we’ve grown from 14,000 attendees to 77,000 in 2020. We’re up to four total events with the fifth to be launched this year. Best of all, these incredible events are self-funding and aimed at our target markets making them a high-value sustainable component of our direct-to-consumer strategy.

So, we’ve quickly summarized the marketing strategy. Now, let’s just take a look at our – that- now, let’s take a look at how this complements our distribution channel strategy. Just like our marketing strategy that reaches consumers wherever they hang out both digitally and in-person, our omni-channel distribution strategy reaches consumers wherever they choose to shop.

Our consumer focus creates demand that pulls through each one of these channels and gives our brands a must carry status with our resellers. We have a strong position in all channels. The warehouse distributors and traditional auto parts retailer shown on the left are generally steady and carry a narrow breadth of product.

The performance e-tailers and our own direct-to-consumer channels on the right are experiencing higher growth rates and offer consumers a broad breadth of product. Direct-to-consumer on the right is our fastest growing channel and supports our strategic objective of building relationships with our consumers.

In the next slide, we’ll dive into the incredible results. Our direct-to-consumer sales are absolutely on fire. In 2020, we achieved $84 million in DTC sales. Our industry research shows online sales growing at a 15 percent CAGR over the past six years. We have achieved nearly two and a half times that growth rate with a CAGR of 43 percent in the same period.

DTC is our highest margin channel. It’s growing rapidly and consumer behavior is expected to continue in that direction. Our third party research shows that 40 percent of our consumers expect to continue to increase their direct spend in coming years.

We’ve built the foundation to continue to capitalize on the direct-to-consumer shift and we’re already working on the next step to drive future growth. Now, I’ll pass it back to Dominic to help touch on the highly effective operational model to keep our products pulling out the door to our enthusiast consumers.

Dominic Bardos:	Thanks, Sean. I’m going to talk a little bit about our operating model. Our operating model is efficient and flexible. We use a best value sourcing model when making product sourcing decisions. We consider cost, quality, service levels and speed to market when comparing our own (light) manufacturing capabilities with global sources.

The chart on the left illustrates how roughly 70 percent of our cost of goods sold comes from third-party sourcing, but the remaining 30 percent coming from in-house manufacturing and assembly. As a result of that mix, we were able to maintain asset-light operations that help us generate exceptional free cash flow.

Our distribution model is built with our consumers in mind. Approximately 75 percent of our products are shipped from our new distribution center right here in Bowling Green, Kentucky. This facility helps us maintain high filler rates for orders and provides excellent inventory visibility to the team.

As you heard from Sean, we have implemented robust direct-to-consumer fulfillment capabilities to support the growing digital sales channel that truly resonates with our consumers. Recent acquisitions have increased our footprint of operations, but we constantly review the relevant and need for every facility we acquire. As Tom mentioned, we have a longstanding history of successfully and tightly integrating businesses, completing facility consolidations when appropriate to drive further efficiencies.

Now, let’s look at the great margins and free cash flow that result when we combine enthusiastic consumers that love our products with our efficient and disciplined operating model. The charts on this slide illustrates sales, gross profit, adjusted EBITDA and free cash flow on a pro forma basis, adjusting for acquisitions made in 2019 and 2020.

We have a balanced approach to driving top-line sales growth over the long term, using acquisitions to augment healthy organic growth. As you heard earlier, we believe acquisitions will continue to play a part in our growth for years to come although we have not modeled any additional acquisitions in the figures you see on this slide.

We achieved pro forma net sales growth in excess of 25 percent in 2020, driven by an unprecedented surge in consumer demand. Organic sales growth is expected to moderate in the coming quarters, resulting in our targeted mid to high single-digit organic growth rates that you see reflected in the chart.

Our best value sourcing model provides attractive gross margins north of 40 percent. Those margins combined with sales growth and SG&A leverage resulted in an EBITDA margin of 25 percent in 2020. Given our margin profile and our low maintenance CapEx requirements, we expect to continue to deliver free cash flow conversion over 90 percent in the coming years as shown in the chart on the lower right.

Organic EBITDA growth and high cash flow conversion provides for a reduction of our pro forma net leverage ratio from 3.3 times to less than 3.0 times by the end of this fiscal year, keeping in mind that additional acquisitions are not modeled at this time. We are comfortable managing to a pro forma net leverage ratio of 2.5 to 3.5 times going forward.

But I do want to provide a little color to the 2019 results. Two thousand nineteen was a transformational year as you’ve seen the business. I want to provide some color about the sales. An integral part of Holley’s transformation into a more consumer-focused business in recent years was the implementation of a more disciplined pricing model.

Rather than encourage resellers to build up inventory of products by offering negotiated discounts on large orders, we focus on creating consumer demand, which in turn, pulls the products through all the channels. However, in many cases, our competitors still rely on negotiated discounts to push products into distribution.

In 2018, we acquired driven performance brands. The subsequent integration into Holley included the adoption of our disciplined pricing model, which temporarily impacted sales in 2019. We experienced a dip as artificial incentives for resellers to carry excess inventory were eliminated.

Underlying consumer demand, however, remained strong. We believe actual consumer demand for our products increased by 7 percent in 2019 based on reported out-the-door sales at our top resellers and our own direct-to-consumer sales data. This increase in demand was not reflected in our sales in 2019 because resellers were simultaneously selling down their artificially high inventory.

Now, I’ll hand it back over to Tom to discuss the team in Holley. Tom?

Tom Tomlinson:	Thanks, Dominic. Our team has literally transformed this business. We’re enthusiasts and we built this business for our enthusiast consumers. That’s what keeps us authentic and relevant to our consumers.

From the shop floor to the executive suite, our team is comprised largely of enthusiasts and we’re confident we have the best model and the best team in the industry. We love this business and consider ourselves steward of this – stewards of this incredible portfolio of iconic brands.

On the next slide, we’ll zero in on our presenters today and a few other members of our top team. I’ve been at Holley for 18 years, seven years as Chief Financial Officer, and 11 years as President and CEO.

My background includes 10 years with PricewaterhouseCoopers. I’m a passionate automotive enthusiast and I have been all my life, and it’s an absolute joy to be able to combine my passion with my profession.

Dominic Bardos, our CFO, is the most recent addition to our team. He has over 30 years of global finance and accounting experience in consumer retail and other industries. Mostly – most recently, he served as V.P. of Finance with Tractor Supply, which is the largest publicly traded rural lifestyle retailer.

He previously served as Chief Financial Officer for Cambridge Franchise Holdings as well as Terminix, the largest division of ServiceMaster. We’re very excited to have Dominic onboard as we transition to life as a public company.

Sean, our CMO, is an extremely capable, well-rounded, and engaging marketing professional. He has incredible experience driving consumer engagement and he’s rapidly accelerating the development of our all-important consumer relationships. Sean is also a passionate enthusiast, which is critical in his role as CMO.

Brian, Head of M&A, came to us via the driven merger. He has decades of experience in our industry and he’s also an enthusiast. He served on the SEMA Board of Directors for 18 years, including three years as Chairman. SEMA, by the way is our industry trade association. Brian has deep industry relationships that helped feed our M&A pipeline.

Steve is our V.P. of Finance. He’s been with Holley for 17 years and he’s a KPMG alumnus. Steve is a rock solid numbers guy and he’s key to providing the reliable financial information we use to run the business.

Jason is our V.P. of Business Development, also an enthusiast. Jason has been with Holley for a total of 17 years. Jason is a strategic asset to our team and he’s helped us build incredible relationships with our resellers. He’s also been instrumental in driving the profitable growth of our business across all channels. It’s been a pleasure sharing our story with you today. And now, I’ll turn it back over to Matt.

Matthew Rubel:	Thanks, Tom. I’m enthusiastic to drive this one home. And we are going to go over right now, pure valuation and the operating metrics. And as we look to the pure landscape for Holley, we’ve compared it to two main categories, specialized enthusiast brands and branded products and accessories.

Both of these groups have passionate and loyal consumer basis as well as strong market positions, which aligned with Holley’s industry-leading position and unparalleled connection with its enthusiast community.

Holley’s financial metrics compare incredibly favorably to this peer set. We have top-line growth in line with peers and margins at the high end of the peer set. We’re confident that the combination of this large and diverse enthusiast base, the leading portfolio brands and products and the opportunity for growth make Holley a very attractive business compared to its peers.

Let’s go to the valuation relative to peers. Here, you can see the same set of peers and with the implied Holley multiple compared to current trading multiples of its peers. Holley is every bit the business that Fox, Thule, (ARB), and the branded products and accessories players are but at an extremely attractive valuation at 10 times 2021 EBITDA compared to the peers who currently trade at considerable premiums to this.

We believe that Holley will continue to grow on its attractive trajectory and has the potential to realize meaningful multiple expansion in the coming years. Yet, it’s another reason that we are so excited about this transaction.

So, why do we love the investment opportunity? Well, here are the core reasons. As you can see, the same set of peers with the implied Holley multiple compared to current trading multiples of its peers, and Holley is every bit that business of Fox and the others in that branded products and accessories category. But we’re at an extremely attractive valuation as we’ve said.

So, we believe that Holley will continue to grow its attractive trajectory and has the potential to realize meaningful multiple expansion in the coming years. Yet, another reason that we are excited about this enthusiast platform made by enthusiasts for enthusiasts in a dramatic and dynamic marketplace.

So, thank you very much for joining us and we look forward to Q&A.

Operator:	We would know like to take any questions you have. To ask a question, please press star 1 on your telephone keypad to be placed into queue. Again, that is star 1 on your telephone keypad. Speakers over to you.

END

Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC on April 8, 2021, which included a preliminary proxy statement / prospectus in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Holley’s shareholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of the Company are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders may obtain copies of the proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and Holley and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed business combination is set forth in the Company’s preliminary proxy statement / prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC and the Registration Statement filed with the SEC by the Company, which includes the preliminary proxy statement / prospectus of the Company for the proposed transaction.

Forward-Looking Statements

Certain statements made herein may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “would,” “plan,” “future,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021 and other documents of the Company filed, or to be filed, with the SEC. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, nothing herein should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that the Company and Holley presently do not know or that the Company and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.